February 19, 2008

Mr. John D. Johns
Chairman, President and Chief Executive Officer
Protective Life Corporation
2801 Highway 280 South
Birmingham, Alabama 35223

   Re: Protective Life Corporation
     Form 10-K for Fiscal Year Ended December 31, 2006
     File No. 001-11339

Dear Mr. Johns:

   We have reviewed your January 15, 2008 response to our November 29, 2007 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the fiscal year ended December 31, 2006

Managements' Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

1. Based on your response to prior comment one, it appears that your application of SFAS 113 involves significant judgments and assumptions and should be a critical accounting policy. Consistent with your response, please revise your disclosure to describe the significant judgments and assumptions used to evaluate insurance contracts for reinsurance accounting under SFAS 113. Ensure that it quantifies reasonably likely changes in the impact of reinsurance on your operating results for each segment.

Results By Business Segment

2. Please refer to prior comment two. We acknowledge your proposed new disclosure of the "impact of reinsurance" on operating results for each segment, which appears to be particularly significant for the Life Marketing segment. Please discuss changes made to your reinsurance agreements in developing your current strategies and the expected effect that those changes may have on your financial position, results of operations and cash flows. Also, describe any limitations on your ability to cede future losses on a basis consistent with historical results and their expected effect on financial position, operating results and cash flows. Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treaties or the absence of remaining capacity under existing treaties.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 8. Reinsurance

3. The proposed disclosure in your response to comment two states that an overall cost of reinsurance has not been determined and appears to indicate that the impact of reinsurance costs on your financial statements reflects only the application of SFAS 60 and SFAS 97. Since paragraph 26 of SFAS 113 requires that you amortize the cost of reinsurance, your current proposed disclosure calls into question whether you follow SFAS 113. Please provide us revised disclosure that describes your accounting for the cost of reinsurance and, if true, that your reinsurance accounting complies with SFAS 113.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at 202-551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant